Mail Stop 6010   January 8, 2009

Garo H. Armen, Ph.D.
President and Chief Executive Officer
Antigenics Inc.
162 Fifth Avenue, Suite 900
New York, New York 10010

        Re: Antigenics Inc
        Registration Statement on Form S-1
        File Number: 333-156556
        Filed: January 2, 2009

Dear Dr. Armen:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

   1. We note that that you have filed a confidential treatment request on December 19,
      2008. We will not be in a position to accelerate the effectiveness of your
      registration statement until we have completed processing your confidential
      treatment request.

Garo H. Armen, Ph.D.
Antigenics Inc.
January 8, 2009
Page 2

Plan of Distribution, page 2

2.   Please revise your plan of distribution to describe the secondary offering of the shares of common stock underlying your convertible preferred stock. Please provide a discussion of how the shares will be distributed and subsequently resold by the selling shareholders.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Garo H. Armen, Ph.D.
Antigenics Inc.
January 8, 2009
Page 3

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any
questions.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Paul M. Kinsella
        Ropes & Gray LLP
        One International Place
        Boston, MA 02110-2624